United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This notice is not an offer to sell or an offer to buy securities in the United States of America. Any transactions involving offers of securities or offers to buy securities referred to in this notice cannot, and will not, be carried out by the Company absent registration or an exemption from registration.

EXTRAORDINARY GENERAL SHAREHOLDERS MEETING

Be the shareholders of ARACRUZ CELULOSE S.A. hereby invited for the Extraordinary General Shareholders Meetings to be held on July 30, 2009, at 10:00 a.m., in the President's Conference Room at the Company’s headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, s/nr. (Pulp Mill), Aracruz, State of Espírito Santo, Brazil, with the specific purpose of taking decisions on the following Agenda:

1.	Decide on the reversion of the decision taken in the Extraordinary General Shareholders Meeting of the Company held on May 30, 2009, that voted for the conversion of all preferred shares issued by Aracruz, of both Classes, into Common shares also issued by the Company.

2.	Once the reversion referred to in item 1 has been approved, the following shall cease to apply (i) the change in Section 5 and its paragraphs; (ii) the deletion of Section 7 and 9, with the consequent renumbering of the following Sections and (iii) the change in Section 27, II, all of the Company’s By-Laws, thus restoring the text ot the By-Laws effective until May 30, 2009.

3.	Election of members – effective and alternate – of the Board of Directors, pursuant to Section 150, caput, of Law n. 6.404/76 and Section 18 of the By-Laws of Aracruz.

General Instructions

(A)       The draft of the By-Laws to reflect the restoration of the text effective until May 30, 2009 is available to be examined by the interested shareholders at the Company’s offices at Av. Brigadeiro Faria Lima n 2.277, 4th floor, São Paulo -SP and at www.aracruz.com.br/ri.

(B)       Shareholders intending to be represented by attorneys-in-fact shall deliver the relevant powers-of-attorney, granting specific powers, together with copies of documents evidencing the shareholder's legal representation by July

24, 2009, at the address referred to above, to the attention of the Legal Department.

(C)         Shareholders participating in Fungible Custody of Nominative Shares of the Stock Exchanges willing to take part at the Meetings shall deliver a statement issued by the custodian after July 22, 2009, indicating the relevant shareholding.

(D)        As required by CVM Instruction nr. 165/91, as amended by CVM Instruction nr. 282/98, we hereby inform that the minimum percentage of the Company’s voting capital necessary to meet the requirement for the adoption of cumulative voting process is Five Percent (5%).

Aracruz, July 14, 2009.

Raul Calfat

Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer